February 4, 2022

Via Edgar Transmission Mr. Eric Envall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 21, 2021 CIK No. 0001881472

Dear Mr. Envall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 2, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement submitted January 21, 2022

General
1.

Please refer to your response to comment 1. We note numerous references in the summary, risk factors, and elsewhere that "on June 22, 2021 the U.S. Senate passed the HFCAA." Please clarify throughout that the Senate passed the Accelerating Holding Foreign Companies Accountable Act.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page, pages 5 and 7 of the prospectus summary, page 21 to 23 under the Risk Factors section of the prospectus.

Risk Factors Although the audit report included in this prospectus, page 21
2.

Please refer to the fifth paragraph of this risk factor. Please update your disclosure to reflect that the SEC adopted final rules on December 2, 2021 and revise elsewhere as necessary for consistency.

Response: We respectfully advise the Staff that we have updated the disclosure on page 21 to 23 under the Risk Factors section of the prospectus.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

February 4, 2021

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated February 2, 2022, Magic Empire Global Limited (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer